Room 4561

February 7, 2007

Steven J. Gomo
Chief Financial Officer
Network Appliance, Inc.
495 East Java Drive
Sunnyvale, CA 94089

      Re: **Network Appliance, Inc.**
               Form 10-K for the Fiscal Year Ended April 30, 2006
               Form 10-K for the Fiscal Year Ended April 30, 2005
               Form 10-Q for the Quarterly Period Ended July 28, 2006
               Form 10-Q for the Quarterly Period Ended October 27, 2006
               File No. 000-27130

Dear Mr. Gomo:

We have reviewed the above referenced filings and your response letter dated December 21, 2006 and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosures. Please be as detailed as necessary in your explanations. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended April 30, 2006

Critical Accounting Estimates and Polices, page 36

1.   Your response to prior comment number 1 indicates that you will consider further discussion of estimates and/or judgments that you apply when determining whether you have established VSOE of fair value for the undelivered elements in your arrangements. We note that you have not included any additional disclosure about such estimates and/or judgments in your Form 10-Q for the quarterly period ended October 27, 2006 (which was filed on December 6, 2006). However, your

response to comment number 2 from your letter dated August 31, 2006 stated that you apply material estimates and/or judgments in determining whether VSOE can be established for the undelivered elements in your arrangements. Based on your response to comment number 2 from your letter dated December 21, 2006, it appears that material estimates and judgments are involved in your analysis of the concentration of pricing of separate sales in determining whether VSOE of fair value of your undelivered elements exists. Please confirm that you will discuss in future filings what appear to be these material estimates and judgments and the assumptions you apply when determining that you have established VSOE of fair value for the undelivered elements in your arrangements.

Note 2. Significant Accounting Policies

Revenue Recognition and Allowance, page 65

2.   We note your response to prior comment number 2 with respect to your policy for establishing fair value of the undelivered elements in your arrangements and are in the process of reviewing your response. We further note the information being analyzed in your response relates to your population of separate sales (i.e. renewals) in fiscal year 2005 as originally provided in your May 31, 2006 letter. Please update the analysis provided in the Appendix to your May 31, 2006 letter for your separate sales in fiscal year 2006. That is, please provide the fiscal year 2006 information demonstrating that you have established VSOE of the fair value of the software PCS and bundled premium hardware maintenance/PCS elements and objective and reliable evidence of the fair value of the bundled storage reviews/premium hardware maintenance/PCS for both your top enterprise accounts and your non-top enterprise accounts.

3.   Your response to prior comment number 3 states that "the storage review services represent an element of the combined unit of accounting that is not insignificant based on the estimated relative fair value of approximately 20% of the fair value of the undelivered bundled arrangement." We further note your reference to the interpretive guidance of the Miller Revenue Recognition guidance cited in your August 31, 2006 letter. Please clarify how you have considered other interpretive guidance when determining that the guidance in the Miller Revenue Recognition guide is the appropriate interpretive guidance to apply to your arrangements based on your facts and circumstances. In addition tell us how the application of other interpretive guidance would impact the allocation and recognition of the elements in this bundled unit of accounting. Tell us how you considered an interpretation that suggests revenue recognition for the combined unit of accounting based on the revenue recognition guidance otherwise applicable to the predominate deliverable in the unit of accounting. Please clarify how the application of this interpretation would impact the allocation and recognition of the elements in your bundled unit of accounting.

4.   We note your response to prior comment 4 with respect to your analysis supporting your conclusion that the storage review services are not software-related. Please further clarify why you believe that the storage review services are not software-related services as contemplated by paragraph 9 of SOP 97-2. In this respect, your response states that you "utilize a separate, NetAPP-proprietary, software program to assist in performing the monitoring and data collection activities which are part of [y]our storage review services." While the software program is not sold, you indicate that you install elements of the software on your customer's hardware for a term of use which appears to be indicative of a software lease within the scope of SOP 97-2, paragraph 2. Absent persuasive evidence to the contrary we believe the storage review services are within the scope of SOP 97-2. In this regard tell us why the storage optimization review has or has not met each of the more-than-incidental software indicators in footnote 2 to paragraph 2 of SOP 97-2. Please also address the following in your response regarding the storage review services:

- Explain how the software delivered to assist in the monitoring and data collection activities interfaces and interacts with your proprietary storage and data management software sold to customers in your sales arrangements.
- Provide a representative example of the marketing effort describing this service when sold in bundled arrangements.
- Describe the software data or information you provide to customers acquiring the services.
- Describe the nature of any customer provided performance specifications and how they relate to software features both of the storage review service and the customer's software.
- Tell us if your customers consider the software interactive features of the service's software program in selecting the storage optimization review services.
- Tell us if upgrades or enhancements to the software are offered with the storage review services arrangements.

5.   If you still conclude that the storage review services are not a software element pursuant to SOP 97-2, please provide a further analysis supporting your conclusion that the software is not essential to the functionality of the storage review services pursuant to EITF 03-5. We note your response to prior comment number 4, whereby you acknowledge that in all cases where storage review services are performed, the customer has purchased your proprietary storage and data management software. Clarify whether the storage review services would have substantive functionality to your customers without the delivered proprietary software.

6.   Your response to prior comment numbers 5 and 6 indicates you are allocating revenue between your software subscriptions and service financial statement captions on a relative fair value method. We note you apply this method by using stated list prices as the basis to determine the fair value of the various elements sold at the time of initial product sale. We further note the overall weighted average discount used to determine the total fair value of the combined units of accounting are applied against the list price of each element in the combined unit to determine their relative fair value. Please clarify why you believe that this method of determining the relative fair value of the service elements is performed on a systematic and rational basis. In this respect, please further clarify why you believe that the list price provides a rational basis for determining the underlying fair value of these services. Please clarify how you allocate the overall weighted average discount to the elements in the unit of accounting.

7.   Please clarify why you believe that your application of the relative fair value method is a more valid method of classifying revenue between your software subscription and service financial statement captions than the residual value method. Since you have established VSOE of software PCS, clarify why you do not apply the residual method to allocate fair value between your software subscription and service financial statement captions.

General

8.   We are aware of a publicly available February 2006 article that reports you have signed a distribution agreement with Tech Access for Tech Access to distribute your products to countries including Sudan. Sudan has been identified by the State Department as a state sponsor of terrorism, and is subject to U.S. economic sanctions and export controls. Your 10-K does not include any information about contacts with Sudan. Please describe for us the extent and nature of your past, current, and anticipated contacts with Sudan, whether through subsidiaries, affiliates, or other direct or indirect arrangements. Discuss products and/or services provided to, and other contacts with, the government of Sudan and government-controlled entities, as well as contacts with private parties in Sudan.

9.   Discuss for us the materiality to you of your contacts with Sudan and whether those contacts constitute a material investment risk for your security holders. Please address materiality in quantitative terms, including the dollar amounts of any associated assets and liabilities, and revenues. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value.

        We note, for example, that Arizona and Louisiana have adopted legislation that requires their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permits divestment of state pension fund assets from, companies that do business with U.S.-designated state sponsors of terrorism. The Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries. The Missouri Investment Trust has established an equity fund for the investment of certain state-held monies that screens out stocks of companies that do business with U.S.-designated state sponsors of terrorism. California, Connecticut, Illinois, Maine, New Jersey and Oregon have adopted legislation requiring reporting of interests in, or divestment from, companies that do business with Sudan, and similar legislation has been proposed by several other states. Finally, Harvard University, Yale University, Stanford University, and other educational institutions have adopted policies prohibiting investment in, and/or requiring divestment from, companies that do business with Sudan. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan.

10.   We note that your 10-K discusses sales of your products in Africa and Asia. Please advise us of any sales into, or other contacts with, Iran, North Korea and/or Syria, countries identified by the State Department as state sponsors of terrorism and subject to U.S. economic sanctions. If you have contacts with any of these countries, please provide the same information regarding those contacts as we requested regarding contacts with Sudan in comments 8 and 9 above.

*****

        As appropriate, please amend your filings and respond to these comments within ten business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Christopher White, Senior Staff Accountant, at (202) 551-3461 or me at (202) 551-3226 if you have any questions regarding our comments on the financial statements and related matters.

Sincerely,

Craig Wilson
Senior Assistant Chief Accountant